LINCOLN
MINING CORPORATION

350, 885 Dunsmuir Street
Vancouver BC V6C 1N5
Tel: 604 688 7377 Fax: 604 688 7307

Lincoln Mining Corporation Commences Trading on TSX-V as Symbol LMG

August 24, 2009 – Vancouver, British Columbia – Lincoln Mining Corporation, TSX-V: LMG ("Lincoln Mining" or the "company") is pleased to report that effective at the opening of the market on Friday, August 21, 2009, the shares of the company resumed trading on the TSX Venture Exchange under the trading symbol LMG.

Subsequent to the business combination of LPT Capital Ltd. and Lincoln Gold Corporation ("Lincoln Gold") that closed on August 18, 2009 (see news releases dated August 11, 18 and 20, 2009), the merger raised gross proceeds of approximately $5 million.

Letters of Transmittal have been mailed to the former registered shareholders of Lincoln Gold and the Company strongly recommends that old Lincoln Gold shares be forwarded to the Company's registrar and transfer agent, Olympia Trust Company, to be exchanged for new Lincoln Mining Corporation shares as quickly as possible in accordance with the terms of the Letter of Transmittal. The address and telephone number of the transfer agent is: Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary Alberta, T2G 0P6, telephone: 604-484-8637. If your shares are registered in street form, please contact your brokerage agent. If you have any further questions, please contact the company.

Lincoln Mining would like to thank its shareholders who have remained loyal to the company during the process of relisting the company on the TSX Venture Exchange.

On behalf of Lincoln Mining Corporation

"Paul Saxton"

Paul Saxton
President & CEO